Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors
Oncobiologics, Inc.:
We consent to the incorporation by reference in the Registration Statements (Nos. 333-211362 and 333-216081) on Form S-8 of Oncobiologics, Inc. of our report dated December 29, 2017, with respect to the consolidated balance sheets of Oncobiologics, Inc. as of September 30, 2017 and 2016, and the related consolidated statements of operations, redeemable and convertible preferred stock, common stock, noncontrolling interests and stockholders’ equity (deficit), and cash flows for the years then ended, which report appears in the September 30, 2017 annual report on Form 10-K of Oncobiologics, Inc.
Our report dated December 29, 2017 contains an explanatory paragraph that states that Oncobiologics, Inc. has incurred recurring losses and negative cash flows from operations since inception and has an accumulated deficit at September 30, 2017 of  $186.2 million, $13.5 million of senior secured notes due in December 2018 and $4.6 million of indebtedness that is due on demand, which raises substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
/s/ KPMG LLP
Philadelphia, Pennsylvania
December 29, 2017